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JUN 26 2012

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39465

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/11 (MM/DD/YY) AND ENDING 04/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.A. Glynn & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9841 Clayton Road
(No. and Street)

St. Louis (City) MO (State) 63124 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deborah W. Mertz 314-997-1277
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anders Minkler & Diehl LLP
(Name – *if individual, state last, first, middle name*)

705 Olive 10th Floor (Address) St. Louis (City) MO (State) 63101 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Norman B. Conley III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.A. Glynn & Co., as of April 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



MARIGOLD BLACK
Notary Public - Notary Seal
STATE OF MISSOURI
St. Louis City
My Commission Expires: Dec. 21, 2015
Commission #11459046

Signature

President & CEO
Title

Marigold Black
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Washington DC
401

J.A. GLYNN & CO.

CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED APRIL 30, 2012
AND
INDEPENDENT AUDITORS' REPORT

AMD anders minkler & diehl llp
CPAs + Consultants

J.A. GLYNN & CO.

CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED APRIL 30, 2012
AND
INDEPENDENT AUDITORS' REPORT

Contents

AMD anders minkler & diehl llp

CPAs + Consultants

Independent Auditors' Report

Board of Directors
J.A. Glynn & Co.
St. Louis, Missouri

We have audited the accompanying consolidated statement of financial condition of J.A. Glynn & Co. as of April 30, 2012, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of J.A. Glynn & Co. as of April 30, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Anders Minkler & Diehl LLP

June 5, 2012

705 OLIVE • 10TH FLOOR • ST. LOUIS, MISSOURI 63101-2298 • (314) 655-5500 • FAX (314) 655-5501 • www.amdcpa.com

J.A. Glynn & Co.
Consolidated Statement of Financial Condition
April 30, 2012

Assets

Cash and cash equivalents	$ 108,668
Securities owned, at fair value	4,271,865
Deposit with clearing organization	100,000
Receivables from customers	549,133
Property and equipment, net	143,731
Deferred income taxes	42,000
Refundable income taxes	15,000
Notes receivable	742,573
Other assets	551,825
Total Assets	$ 6,524,795

Liabilities and Stockholders' Equity

Liabilities	
Payables to broker-dealers and clearing organizations	$ 1,436,452
Securities sold, not yet purchased, at fair value	29,835
Accounts payable and accrued expenses	633,190
Total Liabilities	2,099,477
Stockholders' Equity	
Common stock, $1 par value	
Authorized - 30,000 shares	
Issued and outstanding - 1,030 shares	1,030
Additional paid-in capital	610,875
Retained earnings	3,813,413
Total Stockholders' Equity	4,425,318
Total Liabilities and Stockholders' Equity	$ 6,524,795

J.A. Glynn & Co.
Consolidated Statement of Income
Year Ended April 30, 2012

Revenues	
Management and investment advisory fees	$ 3,156,366
Commissions	1,016,171
Trading gains and losses	556,428
Interest and dividends	250,479
Other income	75,806
	5,055,250
Expenses	
Employee compensation and benefits	2,917,802
Floor brokerage and other trading expenses	877,896
Occupancy and equipment expense	274,611
Interest expense	78,044
Research, communications, and information technology	342,378
Other expenses	606,311
	5,097,042
Loss before Income Taxes	(41,792)
Provision for Income Taxes	6,803
Net Loss	$ (48,595)

J.A. Glynn & Co.
Consolidated Statement of Changes in Stockholders' Equity
Year Ended April 30, 2012

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
April 30, 2011	$ 1,030	$ 610,875	$ 3,862,008	$ 4,473,913
Net loss	-	-	(48,595)	(48,595)
April 30, 2012	$ 1,030	$ 610,875	$ 3,813,413	$ 4,425,318

J.A. Glynn & Co.
Consolidated Statement of Cash Flows
Year Ended April 30, 2012

Cash Flows From Operating Activities		
Net loss	$	(48,595)
Adjustments to reconcile net loss to net cash provided by operating activities		
Depreciation and amortization		50,106
Interest accrued on notes receivable, net of balances forgiven		9,888
Deferred income taxes		7,000
(Increase) decrease in assets		
Securities owned, net		(136,262)
Receivables from customers		(105,900)
Refundable income taxes		(6,420)
Other assets		(4,403)
Increase (decrease) in liabilities		
Payables to broker-dealers and clearing organizations		431,771
Securities sold, not yet purchased		(20,426)
Accounts payable and accrued expenses		(105,295)
Net Cash Provided by Operating Activities		71,464
Cash Flows From Investing Activities		
Purchases of property and equipment		(75,532)
Issuance of note receivable, net		(46,681)
Net Cash Used in Investing Activities		(122,213)
Net Decrease in Cash and Cash Equivalents		(50,749)
Cash and Cash Equivalents, Beginning of Year		159,417
Cash and Cash Equivalents, End of Year	$	108,668

Supplemental Disclosures of Cash Flow Information		
Cash paid for		
Interest	$	78,044
Income taxes		6,223

Noncash investing activities

During the year, the Company forgave approximately $40,000 of principal and interest related to notes receivable from one employee.

A. Nature of Operations and Basis of Presentation

Nature of Operations

J.A. Glynn & Co. ("J.A. Glynn"), founded in 1945, is a registered securities broker-dealer and investment advisory firm. J.A. Glynn is a member of the Financial Industry Regulatory Authority, Inc. and the Securities Investor Protection Corporation. J.A. Glynn offers investment management services under the name JAG Advisors.

JAG Capital Management, LLC ("JAG CM"), organized in 2011, is a wholly-owned subsidiary of J.A. Glynn and a registered investment advisory firm. JAG CM provides investment advisory services solely to JAG Large Cap Growth Fund, a registered open-ended mutual fund.

J.A. Glynn has an agreement with a national broker-dealer to clear certain of its proprietary and customer transactions on a fully disclosed basis. This agreement requires that $100,000 of cash, securities, or combination of both, be maintained with the broker-dealer. At April 30, 2012, J.A. Glynn has $100,000 included in deposit with clearing organization relating to this requirement. The broker-dealer also provides credit to J.A. Glynn at the Cost of Funds Rate (1.26 percent at April 30, 2012), as defined in the agreement, plus 1 percent. The amount of credit provided is limited based on acceptability of collateral and net capital requirements.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with the provisions of Financial Accounting Standards Board ("FASB"), Accounting Standards Codification, (the "FASB ASC"), which is the source of authoritative, non-governmental accounting principles generally accepted in the United States of America ("GAAP"). All references to authoritative accounting guidance contained in our disclosures are based on the general accounting topics within the FASB ASC.

B. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of J.A. Glynn and its wholly-owned subsidiary, JAG CM (collectively the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value Measurements

The Company follows guidance issued by the FASB on fair value measurements, which establishes a framework for measuring fair value, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. This guidance applies whenever fair value is the applicable measurement. The three general valuation techniques used to measure fair value are the market approach, cost approach, and income approach. The guidance establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into Levels 1, 2, and 3. Level 1 inputs consist of unadjusted quoted prices in active markets for identical instruments and have the highest priority. Level 2 inputs include quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, or inputs other than quoted prices that are directly or indirectly observable. Level 3 inputs are unobservable and are given the lowest priority.

Carrying amounts of certain financial instruments such as cash and cash equivalents, deposit with clearing organization, receivables from customers, notes receivable, payables to broker-dealers and clearing organizations, accounts payable and accrued expenses approximate fair value due to their short maturities or because the terms are similar to market terms.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less, that are not held for resale in the ordinary course of business, to be cash equivalents.

Securities

As of April 30, 2012, the Company classifies all securities owned as trading securities and are recorded on a trade-date basis. Trading securities are carried at fair value with unrealized holding gains and losses included in earnings. Realized gains and losses are included in earnings and are derived using the average cost method for determining the cost of securities sold. Dividend and interest income is recognized when earned.

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified securities at the contracted price and, thereby, requires the Company to purchase the securities in the market at prevailing prices. The Company's liability for securities to be delivered is measured at their fair value as of the date of the consolidated financial statements.

Receivables from Customers

Receivables from customers are uncollateralized obligations due under normal trade terms. The Company provides an allowance for doubtful accounts equal to the estimated losses that will be incurred in the collection of receivables, if any. When necessary, this estimate is based on historical experience coupled with a review of the current status of existing receivables. The allowance and associated receivables are reduced when the receivables are determined to be uncollectible. Currently, the Company considers these receivables to be fully collectible.

Property and Equipment

Property and equipment is stated at cost. Major additions and improvements are capitalized, while maintenance and repairs are expensed as incurred. When assets are sold or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts. Any gain or loss arising from such disposition is included as income or expense in the year of disposition.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the life of the related asset or the term of the lease.

The estimated lives for computing depreciation and amortization on property and equipment are:

Classification	Years
Software	3-5
Furniture and equipment	5-7
Leasehold improvements	3-15
Vehicles	3-5

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents, receivables from customers, and securities owned. The Company maintains its cash primarily with one financial institution. Deposits at this bank are insured by the Federal Deposit Insurance Corporation on an unlimited basis. The Company performs ongoing credit evaluations of its customers and maintains allowances, as needed, for potential credit losses. Although the Company is directly affected by the financial stability of its customer base, management does not believe significant credit risk exists at April 30, 2012.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Management and investment advisory fees are recognized as earned.

Income Taxes

Income taxes are provided based on the asset and liability method of accounting. Deferred income taxes are provided for the expected future tax consequences of temporary differences between the basis of assets and liabilities reported for financial and tax purposes.

The Company is required to evaluate tax positions taken (or expected to be taken) in the course of preparing the Company's tax returns and recognize a tax liability if the Company has taken an uncertain tax position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Company has analyzed the tax positions taken and has concluded that as of April 30, 2012, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the consolidated financial statements.

If applicable, the Company recognizes interest and penalties related to unrecognized tax liabilities in the consolidated statement of income.

Management is required to analyze all open tax years, as defined by the Statute of Limitations, for all major jurisdictions, including federal and certain state taxing authorities. The Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by taxing authorities for years before fiscal 2009. As of and for the year ended April 30, 2012, the Company did not have a liability for any unrecognized taxes. The Company has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax liabilities will significantly change in the next twelve months.

Subsequent Events

The Company has evaluated subsequent events through June 5, 2012, the date the consolidated financial statements were available to be issued. It was concluded there were no events or transactions occurring during this period that required recognition or disclosure in the consolidated financial statements.

Recent Accounting Pronouncements

Fair Value Measurement

The FASB has issued new guidance on measuring fair value and for disclosing information about fair value measurements. This guidance results in common fair value measurement and disclosure requirements in GAAP and International Financial Reporting Standards. Consequently, the new guidance changes the wording used to describe many of the requirements in GAAP for measuring fair value and for disclosing information about fair value measurements. For many of the requirements under this new guidance, FASB does not intend for it to result in a change in the application of fair value measurements and disclosures. Some of the requirements under the new guidance are intended to clarify FASB's intent about the application of existing fair value measurement requirements. Other requirements change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. This guidance will be required for annual periods beginning after December 15, 2011. Based on a preliminary analysis, the Company does not believe the new guidance will have a significant impact on its consolidated financial statements.

C. Securities

The following table sets forth by level, within the fair value hierarchy, the Company's assets and liabilities measured at fair value on a recurring basis as of April 30, 2012:

Assets	Level 1	Level 2	Level 3	Total
Common stocks/warrants:				
Health Care Services	$ 87,890	$ -	$ -	$ 87,890
Communications	66,040	-	-	66,040
Aerospace/Defense	63,060	-	-	63,060
Leisure Products	57,070	-	-	57,070
Internet Software	53,330	-	-	53,330
Oil and Gas Equipment	51,250	-	-	51,250
Electronic Components	48,240	-	-	48,240
Multi-Sector Holdings	53,087	5,665	-	58,752
Total common stocks/warrants	479,967	5,665	-	485,632
Mutual Funds	29,419	-	-	29,419
Options	-	300	-	300
Corporate Debt	-	3,756,514	-	3,756,514
	$ 509,386	$ 3,762,479	$ -	$ 4,271,865

Liabilities	Level 1	Level 2	Level 3	Total
Securities sold, not yet purchased				
Common stock	$ 5,397	$ -	$ -	$ 5,397
Corporate debt	-	24,438	-	24,438
	$ 5,397	$ 24,438	$ -	$ 29,835

The following is a description of the valuation methodologies used for financial instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy:

Where quoted prices are available in an active market, securities are classified in Level 1 of the valuation hierarchy. Level 1 securities include exchange-traded mutual funds, stock warrants, and other equity securities for which there are unadjusted quoted prices in active markets.

Securities are classified in Level 2 of the valuation hierarchy based on inputs, other than unadjusted quoted market prices included in level 1, that are directly or indirectly observable. The Company may estimate the value of such instruments using a combination of observed transaction prices, independent pricing services, and relevant broker quotes. Consideration is given to the nature of the quotes and the relationship of recently evidenced market activity to the prices provided from independent pricing services. The Company may also use pricing models or discounted cash flows. Securities within this category consist primarily of corporate debt obligations.

In cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. The Company holds no Level 3 securities as of April 30, 2012.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

D. Notes Receivable

Notes receivable includes an amount due from a stockholder related to the purchase of shares of the Company's common stock by the stockholder. No principal payments were required on this note during the year. The note accrues interest at 5 percent annually and is collateralized by 192 shares of the Company's stock. The balance of the note, plus accrued interest, at April 30, 2012 was approximately $467,000 and will be repaid through future compensation to the stockholder.

Notes receivable also includes a loan to an employee. Payment of this note is contingent on satisfying certain terms of the employee's employment agreement. The balance of the note was approximately $228,900 including accrued interest at April 30, 2012 and bears interest at 2.75 percent. The Company forgave approximately $40,000 of principal and interest related to the original note during the current fiscal year.

E. Property and Equipment

Property and equipment at April 30, 2012, is as follows:

Land	$ 2,083
Software	13,633
Furniture and equipment	421,941
Leasehold improvements	443,304
Vehicles	10,916
	891,877
Less accumulated depreciation and amortization	748,146
	$ 143,731

Depreciation and amortization expense for the year ended April 30, 2012 totaled $50,106.

F. Line of Credit

The Company has a line of credit agreement (the "Agreement") of $1,000,000 scheduled to expire in August 2012. Borrowings are charged interest at the one-month LIBOR rate (0.24 percent at April 30, 2012) plus 3.25 percent, and are secured by all corporate assets and by assignment of a life insurance policy. The Company is subject to certain restrictions and covenants as defined in the Agreement. The Company was in compliance with all covenants at April 30, 2012. At April 30, 2012, there were no borrowings outstanding under the line of credit.

G. Related Party Transactions

The Company leases its office space from the majority stockholder of the Company. The lease requires payments of $13,333 per month through January 2013 and payments of $18,667 for months from February 2013 through January 2014. The lease includes renewal options for two additional three-year periods with scheduled rent increases. Certain other costs associated with the office space, including, but not limited to, taxes, insurance, maintenance, repairs, restoration, and utilities are the obligation of the Company. Lease expense included in occupancy and equipment expense totaled $160,000 for the year ended April 30, 2012.

H. Operating Lease

Future minimum lease payments under the related party office lease as of April 30, 2012, are as follows:

Years ending April 30,		
2013	$	175,998
2014		168,003
	$	344,001

I. Income Taxes

The provision for income taxes for the year ended April 30, 2012, is as follows:

Current	$	(197)
Deferred		7,000
	$	6,803

Deferred income tax assets and liabilities are computed for temporary differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax assets to the amount that will more likely than not be realized. Income tax expense (benefit) is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets and liabilities.

The principal source of temporary differences in accounting for financial statement and income tax purposes consists of different depreciation methods and lives used for tax purposes, but not for financial statement purposes.

Deferred tax asset as of April 30, 2012, is as follows:

Depreciation	$	41,000
Net operating loss carryforward		1,000
	$	42,000

At April 30, 2012, the Company has a state net operating loss of approximately $16,500 that will expire in 2029, if not utilized.

J. Retirement Plan

The Company maintains a contributory retirement savings plan under Section 401(k) of the Internal Revenue Code covering substantially all employees who meet certain eligibility requirements. Employer contributions to the plan totaled $14,270 for the year ended April 30, 2012.

K. Restrictive Stockholder Agreement

The Company and its stockholders have entered into an agreement to provide for the transfer of common stock of the Company upon the withdrawal or death of any stockholder.

L. Risk Associated with Financial Instruments

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.